Hailiang Education Group Inc.

1508 Binsheng Road, Binjiang District,

Hangzhou City, Zhejiang 310051

People’s Republic of China

VIA EDGAR

January 4, 2018

Joshua Shainess- Attorney Adviser

Securities and Exchange Commission

Division of Corporation Finance

Office of Telecommunications

Washington, D.C. 20549

Re:	Hailiang Education Group Inc.

Registration Statement on Form F-3

Filed December 22, 2017

File No. 333-222271

Dear Mr. Shainess:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration by the Securities and Exchange Commission of the effective date of the above-referenced Registration Statement on Form F-3 (the “Registration Statement”), of Hailiang Education Group Inc., so that the Registration Statement may become effective at 5pm, Eastern Daylight Time, on January 5, 2018, or as soon thereafter as practicable.

Thank you for your assistance in this matter.

Very truly yours,

Hailiang Education Group Inc.

By:	/s/ Ming Wang
Name:	Ming Wang
Title:	Chief Executive Officer